
December 28, 2010

Mr. Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands

> **Re: DHT Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2009**
> **File No. 001-32640**

Dear Mr. Ubøe

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Risk Factors, page 8

1. Please confirm that in future filings you will remove the last two sentences in the first paragraph of this section. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it.

The Secured Credit Facility

Covenants, page 46
2. We note your discussion of the 120% market value covenant related to your Secured Loan Facility Agreement. Due to the volatility in vessel market values, please consider revising this section to include the results of your calculation as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. Such disclosure may include the exact calculation and aggregate market value of vessels as

compared to the outstanding balance and/or a sensitivity analysis discussing the impact a 10% change in vessel market value may have on your continued compliance with this covenant.

Financial Statements

Consolidated Balance Sheets, page F-4

3. Please file an amended Form 20-F to provide an audited balance sheet at the date of your transition to IFRS, January 1, 2008. Refer to paragraphs 6 and 21 of IFRS 1. Also, see the example below paragraph 8 of IFRS 1 for guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at 202-551-3666 if you have questions regarding comments on legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief